Exhibit 99.2

Employee FAQ

Questions about the transaction

1)	What was announced?

a)

G1 has agreed to be acquired by Pharmacosmos A/S, a global hematology and supportive care leader in the development of innovative treatments for patients suffering from iron deficiency and iron deficiency anemia, for approximately $405 million, or U.S. $7.15 per share in cash.

b)	The combined team will focus on growing and accelerating the global availability of COSELA for all appropriate patients with ES-SCLC.

c)

G1 brings a well-established and successful commercial, sales, and medical platform to Pharmacosmos, who has complementary expertise in commercializing supportive care products, a robust global presence, and significant resources to maximize the penetration of COSELA into the ES-SCLC market.

d)

Together, the combined company will be able to optimize the commercial reach to oncologists across the U.S. and expand the availability of COSELA among patients living with ES-SCLC to ensure access to COSELA.

e)	We are excited to move forward with a company that shares our vision and our values.

2)	Why does this transaction make sense for G1? Why now?

a)	We believe this transaction will allow us to advance and accelerate our important work, and make an even greater impact for patients, with a company that shares our vision and our values.

b)

We believe that this acquisition delivers significant value to G1’s stakeholders by providing better and broader access to COSELA for the cancer patients we seek to treat, and a significant premium to our shareholders.

c)

From a business perspective, Pharmacosmos has significantly more resources and a large, but complementary, global commercial footprint in supportive care, which we believe will help maximize the availability of COSELA.

d)

Our goal has always been to advance our mission to improve the lives of those affected by cancer, including by commercializing COSELA and maximizing its availability as quickly as possible for patients who need this important drug.

e)	However, G1 has limited resources to do so on our own, and we need to maximize the reach of the commercial organization in an efficient and timely manner.

f)	We believe that by combining our efforts with Pharmacosmos, our ability to do so increases exponentially.

3)	What does this transaction mean for our patients?

a)	We believe that this business combination is great for patients and will provide better and broader access to COSELA for the cancer patients we seek to treat.

b)	From a day-to-day perspective during the process, we expect to continue to serve our patients in the same way we do now.

4)	What is a tender offer? What are the next steps in this process? How do I tender my shares?

a)	A “tender offer” is a public bid for shareholders to sell their stock.

b)	All G1 shareholders will be given an opportunity to “tender,” or sell, their stock for $7.15 per share within a specified timeframe.

c)	In the same manner as G1’s other shareholders, employees who own shares of GTHX will receive information regarding the terms of the tender offer and instructions on how to tender their shares.

d)

The closing of the tender offer is subject to the tender of shares representing a majority of G1’s outstanding shares of common stock, receipt of applicable regulatory approvals and other customary conditions.

5)	When is the transaction expected to close?

a)

The transaction is expected to close late in the third quarter of 2024, subject to customary closing conditions, including receipt of applicable regulatory approvals and the tender of a majority of G1’s outstanding shares of common stock.

b)	While we don’t yet have a specific date, we will keep you informed as appropriate, as we make progress toward the closing.

6)	Will G1 still be a public company after the deal closes?

a)	No, G1 will not be a public company after the transaction is completed and the shares will no longer trade under the ticker symbol “GTHX.”

Questions about Pharmacosmos

7)	Who is Pharmacosmos?

a)

Pharmacosmos Group, headquartered in Holbaek, Denmark, and founded in 1965, is a highly specialized hematology and supportive care company focused on carbohydrate chemistry and a global leader in the development of innovative treatments for patients suffering from iron deficiency and iron deficiency anemia.

b)	Pharmacosmos has a global presence, with companies in the UK, Nordics, Germany, the USA, and China, as well as through partners.

c)	The Pharmacosmos Group has more than 500 employees.

8)	Does Pharmacosmos share G1’s values?

a)	Yes. We both put the needs of patients first and recognize the need to do so as efficiently as possible.

b)	Pharmacosmos recognizes and appreciates the excellent work that G1 has done over the years and that the team is world-class.

c)	We are confident they will care for our product and patients as much as we do.

Questions about the impact of the transaction on the G1 team and daily operations

9)	What should the G1 team expect between now and closing?

a)	Until the transaction closes, G1 and Pharmacosmos will remain separate and independent companies.

b)	All current corporate and functional goals and objectives remain the same.

c)	It is imperative that we continue business as usual in an effort to ensure that every patient who needs COSELA has access to it.

d)	We are committed to a smooth transition, and we will ask you to be flexible as some work and duties may evolve in light of the pending transaction as we get closer to closing.

e)	We will continue to keep you informed as we have updates to share.

10)	What does this mean for me? Is there anything that changes now?

a)

The announcement of this transaction is just the beginning of a process. We expect the transaction to close in the late third quarter of 2024 and, until that time, the two companies will remain two separate entities, and we will continue operating independently, as we have been.

b)	It is imperative that we continue business as usual in an effort to ensure that every patient who needs COSELA has access to it.

c)	All our current corporate and functional goals and objectives remain the same.

d)	We believe this transaction will allow us to advance and accelerate our important work, and make an even greater impact for patients, with a company that shares our vision and our values.

11)	Will there be additional layoffs before the transaction closes?

a)	No; we do not expect additional layoffs before the transaction closes.

b)	Pharmacosmos values our team and our work experience.

c)	It is imperative that we continue business as usual in an effort to ensure that every patient who needs COSELA has access to it. All our current goals and objectives remain the same.

12)	Will there be any changes to the team, leadership, or reporting structures during the pre-closing period?

a)	You should not expect any changes while the transaction is underway.

b)	However, as you would expect, there may be some operational or organizational changes - including at the executive leadership level - following the close of the acquisition.

c)	We will keep you informed and updated as we move through the process.

13)	Will I become an employee of Pharmacosmos after the transaction closes?

a)	Yes. Pharmacosmos values the team that G1 has assembled and the work we have done on behalf of patients; they recognize that our successes have been the result of our world-class team.

b)	However, any decisions about individuals in the go-forward combined company will be made by Pharmacosmos after closing.

14)	What will happen to G1’s headquarters? Company name?

a)	Any decisions related to G1’s headquarters or the name of the go-forward combined company will be made by Pharmacosmos after closing.

15)	Will my email address change?

a)	Until the transaction is complete, it is business as usual, and you should continue to use your existing email.

16)	Will Pharmacosmos be involved in any decision-making before the deal closes? How do we proceed with executing on the approved plan / budget?

a)	We will continue to operate as a separate, independent company until the acquisition closes.

b)	Please refer to your manager or ET member for further discussion.

Questions about GTHX stock, my equity awards and, and compensation and benefits

17)	Will I be restricted from trading in G1 stock (GTHX) while the transaction is pending?

a)	Trading will be subject to our current standard practice of pre-clearance and blackout.

b)	With questions about trading during this period please contact Monica Thomas (mthomas@g1therapeutics.com)

18)	What will happen to my outstanding equity awards as a result of this transaction?

a)	All outstanding equity awards (i.e., stock options, RSUs, PSUs, and deferred stock units (DSUs)) that are unvested immediately prior to the transaction closing will fully accelerate.

b)

All outstanding “in the money” stock options will be cancelled and converted into the right to receive a cash payment equal to the difference between U.S. $7.15 per share and the strike price of the options.

c)	Any stock options that are “underwater” (grants where the strike price is equal to or greater than U.S. $7.15) will terminate at the close of this transaction without payment.

d)

RSUs, PSUs and DSUs will be cancelled and converted into the right to receive a cash payment equal to U.S. $7.15 per share. The total number of shares subject to the PSUs will be based on deemed achievement of 100% performance.

e)	More details on how equity will be treated as part of this transaction will be shared with employees in the coming weeks.

19)	Will I receive my annual bonus for this year?

a)

Eligible employees who are employed through the closing of the transaction will receive their annual bonus based on the greater of target and actual level of attainment of the applicable performance criteria. The bonus will be prorated for the period of time between January 1, 2024 and the closing date and will be paid to you at closing.

20)	How does the transaction impact my pay and benefits?

a)	Until the transaction closes, we will continue to operate as an independent public company. This means that your pay and benefits are not impacted by this announcement.

b)

For the one-year period following the transaction closing, Pharmacosmos has agreed to maintain, for each individual employed at the time of the closing who remains employed following the closing, base compensation and a cash incentive opportunity that are at least as favorable as that provided to the individual at closing, employee benefits that are substantially comparable in the aggregate to those provided to all individuals taken as a whole at closing (subject to certain exclusions), and severance benefits that are at least as favorable as those provided to the individual at closing.

How do I answer questions or discuss this transaction?

21)	What should I say to partners or others who ask me about this transaction?

a)	Please refer to the press release that you received via email on [date]; it is essential that all communications align to that which we have released to the public. However:

i)

You can tell them that we believe this transaction will allow us to advance and accelerate our important work globally, and make an even greater impact for patients, with a company that shares our vision and our values.

ii)	You can tell them that Pharmacosmos values the needs of the ES-SCLC patient community as much as we do and is committed to advancing care for them and driving broad availability of COSELA.

iii)	You can remind them that until the transaction closes, G1 remains an independent company, and we are focused on ensuring a seamless transition.

b)	A draft letter for partners, vendors, and suppliers is available to you via your ET member. It is important you do not modify the content of the letter.

22)	May I post about this transaction on my social media accounts, such as Linkedln or X?

a)	First and foremost, please refer to G1’s social media policy.

b)	You may share G1’s social posts from our official channels, but you may not add any commentary or share your own opinions. If you have any questions about this, please contact:

i)	Monica Thomas (mthomas@g1therapeutics.com),

ii)	Will Roberts (wroberts@g1therapeutics.com), or

iii)	Jessie Mendez (jmendez@g1therapeutics.com)

c)

As is always true, only people authorized to speak on behalf of G1 are permitted to discuss this news publicly, including on social media. As such, if you receive inbounds inquiries from media, analysts, shareholders, banks, or others, please refer them to Will Roberts (wroberts@g1therapeutics.com)

23)	What is someone from Pharmacosmos talks to me or I know someone?

a)	We are separate companies until the closing, and formal communications regarding the transaction needs to go through, or be authorized by, the Business Development team

24)	What do I do if I am contacted by a member of the media, an analyst or shareholder about the transaction?

a)	It is important that we speak with one voice.

b)	Only people authorized to speak on behalf of G1 are permitted to speak with these market participants.

c)

If you receive any external inquiries or are approached about the transaction (including from analysts, shareholders, banks, or media), please direct them to Will Roberts (wroberts@g1therapeutics.com).

25)	Who can I contact if I have questions?

a)	If you have further questions, please do not hesitate to reach out to your manager or an ET member.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding the proposed acquisition of G1 by Pharmacosmos, the expected timetable for completing the transaction, and G1’s future financial or operating performance. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “seek,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this communication are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation: (i) risks associated with the timing of the closing of the proposed transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed transaction will not occur; (ii) uncertainties as to how many of G1’s stockholders will tender their shares in the offer; (iii) the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; (iv) the possibility that competing offers will be made; (v) the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement; (vi) unanticipated difficulties or expenditures relating to the proposed transaction, the response of business partners and competitors to the announcement of the proposed transaction, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed transaction; (vii) G1’s ability to successfully demonstrate the efficacy and safety of its drug or drug candidates, and the preclinical or clinical results for its product candidates, which may not support further development of such product candidates; (viii) comments, feedback and actions of regulatory agencies; (ix) G1’s dependence on the commercial success of COSELA (trilaciclib); (x) the inherent uncertainties associated with developing new products or technologies and operating as commercial stage company; (xi) chemotherapy shortages; and (xii) other risks identified in G1’s SEC filings, including G1’s Annual Report on Form 10-K for the year ended December 31, 2023, and subsequent filings with the SEC. G1 cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. G1 disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Additional Information and Where to Find It

The tender offer referred to in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Pharmacosmos and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, Pharmacosmos and its acquisition subsidiary will cause to be filed a tender offer statement on Schedule TO with the SEC, and G1 will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY G1’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer statement and the solicitation/recommendation statement will be mailed to G1’s stockholders free of charge. A free copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of G1 by accessing https://investor.g1therapeutics.com or by contacting Investor Relations at ir@g1therapeutics.com. In addition, the tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov, upon filing with the SEC.

G1’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.